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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                 CLINICOR, INC.
                         ------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         ------------------------------
                         (Title of Class of Securities)

                                   18726M106
                         ------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  18726M106
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1.   Name of Reporting Person and S.S. or I.R.S. Identification Number

     Kristina Breen O'Donnell
     O'Donnell Family Limited Partnership
     O'Donnell Partnership Management Corp.
--------------------------------------------------------------------------------

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A

     b.   N/A
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                               Page 1 of 5 pages
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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Kristina Breen O'Donnell:  U.S. citizen
     O'Donnell Family Limited Partnership:  State of Texas
     O'Donnell Partnership Management Corp.:  State of Texas
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power           787,536 shares (see Item 4)

6.   Shared Voting Power         N/A

7.   Sole Dispositive Power      787,536 shares (see Item 4)

8.   Shared Dispositive Power    N/A
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     787,536 shares (see Item 4)
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A
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11.  Percent of Class Represented by Amount in Row (9)

     19.3%
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12.  Type of Reporting Person

     Kristina Breen O'Donnell:  IN
     O'Donnell Family Limited Partnership:  PN
     O'Donnell Partnership Management Corp.:  CO
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ITEM 1(a).  NAME OF ISSUER:

            Clinicor, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1717 West Sixth Street, Suite 400
            Austin, Texas  78703

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Kristina Breen O'Donnell, O'Donnell Family Limited Partnership ("OFLP"), and O'Donnell Partnership Management Corp. ("OPMC") (together the "Filing Persons"). See Exhibit A attached to this statement regarding a written agreement among the Filing Persons to file a joint statement as required by 17 CFR (S)240.13d - 1(f)(1)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The principal business office of the Filing Persons is 1717 West Sixth Street, Suite 400, Austin, Texas 78703.

ITEM 2(c).  CITIZENSHIP/STATE OF ORGANIZATION:

            Ms. O'Donnell is a U.S. citizen. OFLP is organized in the State of Texas. OPMC is incorporated in the State of Texas.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER:

            18726M106

ITEM 3.     FILING PURSUANT TO RULE 13d-1(b):

            N/A

ITEM 4.     OWNERSHIP:

            (a)  Amount Beneficially Owned:  787,536 shares

            (b)  Percent of Class:  19.3%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote:  787,536 shares

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                 (ii)   shared power to vote or to direct the vote:  N/A

                 (iii)  sole power to dispose or to direct the disposition of:
                        787,536 shares

                 (iv)   shared power to dispose or to direct the disposition of:
                        N/A

          Note: OFLP directly owns 787,536 shares of Clinicor Common Stock. As General Partner of OFLP, OPMC is deemed to beneficially own those shares. In addition, Ms. O'Donnell, as sole shareholder, officer and director of OPMC, is also deemed to beneficially own those shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          N/A  (See explanation in Item 4)

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          N/A

ITEM 10.  CERTIFICATION:

          N/A


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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



Dated:  February 12, 1998        /s/ KRISTINA BREEN O'DONNELL
        -----------------        ----------------------------------------
                                 Kristina Breen O'Donnell


                                 O'Donnell Family Limited Partnership

                                 By: O'Donnell Partnership Management Corp.


                                   By: /s/ KRISTINA BREEN O'DONNELL
                                       ----------------------------------
                                       Kristina Breen O'Donnell, President


                                 O'Donnell Partnership Management Corp.


                                   By: /s/ KRISTINA BREEN O'DONNELL
                                       -------------------------------------
                                       Kristina Breen O'Donnell, President



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                                   EXHIBIT A
                                   ---------


          Kristina Breen O'Donnell, O'Donnell Family Limited Partnership, and O'Donnell Partnership Management Corp. all agree that the statement to which this Exhibit A is attached is filed on behalf of each of them.

                                 /s/ KRISTINA BREEN O'DONNELL
                                 ----------------------------------------
                                 Kristina Breen O'Donnell,
                                 Individually

                                 Date: February 12, 1998
                                       -----------------------------------

                                 O'Donnell Family Limited Partnership

                                 By: O'Donnell Partnership Management Corp.


                                   By: /s/ KRISTINA BREEN O'DONNELL
                                       -----------------------------------

                                       Kristina Breen O'Donnell, President

                                 Date: February 12, 1998
                                       -----------------------------------


                                 O'Donnell Partnership Management Corp.


                                 By: /s/ KRISTINA BREEN O'DONNELL
                                     ------------------------------------

                                     Kristina Breen O'Donnell, President

                                 Date: February 12, 1998
                                       -----------------------------------